UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

EQUITY BANCSHARES INC

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

29460X109

(CUSIP Number)

Matt Elsom,  Resource Financial Institutions Group, Inc.  712 5th Avenue, 12th floor  New York,  NY  10019  Phone : 2125063873

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Resource Financial Institutions Group, Inc. 20-2593874

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
455,000

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
455,000

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
455,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.63%

14	TYPE OF REPORTING PERSON
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Compass Island Investment Opportunities Fund A, LP 27-1305070

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
130,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
130,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
130,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.64%

14	TYPE OF REPORTING PERSON
PN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Compass Island Investment Opportunities Fund C, LP 27-2883123

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
325,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
325,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
325,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.10%

14	TYPE OF REPORTING PERSON
PN

Item 1.	Security and Issuer

Class A Common Stock of Equity Bancshares, Inc. 7701 East Kellogg Drive Suite 200 Wichita, KS 67207

Item 2.	Identity and Background

(a)
Resource Financial Institutions Group, Inc. on behalf of (in its capacity as general partner) Compass Island Investment Opportunities Fund A, L.P. and Compass Island Investment Opportunities Fund C, L.P.

(b)	One Crescent Drive, Suite 203, Navy Yard Corporate Center, Philadelphia, PA 19112

(c)	N/A

(d)	None of the above named entities has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the above named entities has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	N/A

Item 3.	Source and Amount of Funds or Other Consideration

The funds used in connection with the purchase of the securities were funds raised for investment from institutional accredited investors by each of the reporting persons. The initial purchase of the issuer’s securities by Compass Island Investment Opportunities Fund A, L.P. was in the amount of $1,714,285.71. The initial purchase of the issuer’s securities by Compass Island Investment Opportunities Fund C, L.P. was in the amount of $4,285,714.29. None of the purchases were made using borrowed funds or other consideration.

Item 4.	Purpose of Transaction

The reporting persons listed above acquired the positions on May 10, 2012 when the issuer was a private company. The purchase was made in connection with a private primary capital raise by the issuer for growth capital. The reporting persons are holding the securities for investment purposes only and have not contemplated any additional plans or proposals regarding the issuer or the securities.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)
Compass Island Investment Opportunities Fund A, L.P. owns 130,000 shares of the Class A Common Stock of the issuer which represents 1.9% of the outstanding Class A Common Stock. Compass Island Investment Opportunities Fund C, L.P. owns 325,000 of the Class A Common Stock of the issuer which represents 4.74% of the outstanding Class A Common Stock. Collectively, the reporting persons own 455,000 shares of the Class A Common Stock of the issuer which represents 6.63% of the outstanding Class A Common Stock.

(b)
Resource Financial Institutions Group, Inc., as general partner, has the sole power to vote and dispose of (i) 130,000 shares of Class A Common Stock of the issuer on behalf of Compass Island Investment Opportunities Fund A, L.P.; and (ii) 325,000 shares of Class A Common Stock of the issuer on behalf of Compass Island Investment Opportunities Fund C, L.P.

(c)
Resource Financial Institutions Group, Inc. sold a total of 45,000 shares in the initial public offering of Equity Bancshares, Inc. that closed on November 16, 2015. As part of that sale, (i) Compass Island Investment Opportunities Fund A, L.P. sold 4,857 shares of Class A Common Stock of the Issuer and 8,000 shares of Class B Common stock of the issuer; and (ii) Compass Island Investment Opportunities Fund C, L.P. sold 12,143 shares of Class A Common Stock of the issuer and 20,000 shares of Class B Common Stock of the issuer. The sale price of all shares sold in the initial public offering was $22.50 gross of underwriter discounts and $21.0375 net of underwriter discounts.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)	No other person has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities.

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7.	Material to Be Filed as Exhibits

Please see the attached Exhibits I and II to this filing

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Resource Financial Institutions Group, Inc.

November 24, 2015	By:	/s/ Matthew Elsom
Vice President

Compass Island Investment Opportunities Fund A, LP

November 24, 2015	By:	/s/ Matthew Elsom
Vice President

Compass Island Investment Opportunities Fund C, LP

November 24, 2015	By:	/s/ Matthew Elsom
Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)